UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cortex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

220524300

(CUSIP Number)

Jeff E. Margolis

c/o Aurora Capital LLC

17 Park Avenue, #201

New York, NY 10016

(917) 834-7206

With a copy to:

James M. Fischer

Drinker Biddle & Reath LLP

500 Campus Drive

Florham Park, NJ 07932

(973) 549-7163

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220524300	13D

1	Names of reporting persons: Aurora Capital LLC
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1%(1)
14	Type of reporting person: BD, OO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Aurora Capital Corp.
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1%(1)
14	Type of reporting person: CO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: T Morgen Capital LLC
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1%(1)
14	Type of reporting person: OO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Morgen Krisch
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1%(1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Linda Lippa
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1%(1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Arnold S. Lippa
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1%(1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Jeff E. Margolis
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: OO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Samyang Optics Co., Ltd.
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: South Korea
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 22,113,831 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 22,113,831 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 22,113,831 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 14.77% (2)
14	Type of reporting person: CO

(1)	Consists of (i) 16,422,464 shares of Cortex Pharmaceuticals, Inc. common stock, and (ii) a warrant to purchase up to 4,000,000 shares of common stock at an exercise price of $0.056 per share, and (iii) a warrant to purchase up to 1,691,367 shares of common stock at an exercise price of $0.1035 per share.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: David W. Carley
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 1,899,1588
	8	Shared voting power:
	9	Sole dispositive power: 1,899,158
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 1,899,158
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 1.3% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Kenneth M. Cohen
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 656,755
	8	Shared voting power:
	9	Sole dispositive power: 656,755
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 656,755
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 0.5% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Peter Letendre
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 684,031
	8	Shared voting power:
	9	Sole dispositive power: 684,031
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 684,031
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 0.5% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Steven Chizzik
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 330,199
	8	Shared voting power:
	9	Sole dispositive power: 330,199
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 330,199
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 0.2% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Origin Ventures II, L.P.
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 24,200,507 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 24,200,507 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: PN

(1)	Origin Ventures II, L.P. (“OVII”) has sole voting and dispositive control over 24,200,507 shares of common stock (“Common Stock”) of Cortex Pharmaceuticals, Inc. (the “Issuer”), except that Origin Ventures II Management, LLC (“OVIIM”), the general partner of OVII, and Bruce N. Barron (“Barron”) and Steven N. Miller (“Miller”), managing directors of OVIIM, may be deemed to share the right to direct the voting and dispositive control over such stock.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Origin Ventures II Management, LLC
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 24,200,507 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 24,200,507 (1)
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: OO

(1)	OVIIM shares voting and dispositive control over the 24,200,507 shares of Common Stock beneficially owned by OVII.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Bruce N. Barron
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 24,200,507 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 24,200,507 (1)
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: IN

(1)	Barron shares voting and dispositive control over the 24,200,507 shares of Common Stock beneficially owned by OVII.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

CUSIP No. 220524300	13D

1	Names of reporting persons: Steven N. Miller
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 24,200,507 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 24,200,507 (1)
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: IN

(1)	Miller shares voting and dispositive control over the 24,200,507 shares of Common Stock beneficially owned by OVII.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

Explanatory Note:

This Schedule 13D is filed on behalf of a group of stockholders who have decided to act together for the purpose of voting their securities of the Issuer as described below. No acquisition of securities was made in connection with the filing of this 13D. Pursuant to Rule 13d-1(k), this filing is made jointly on behalf of each of the undersigned members of the group. As such, it amends and replaces the previously filed Amendment 3 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 22, 2013 by Samyang Optics Co. Ltd and Samyang Value Partners Co. Ltd. (which, in turn, amended the original Schedule 13D filed October 31, 2011, Amendment No. 1 thereto filed June 7, 2012 and Amendment No. 2 thereto filed June 27 2012, by these entities). It also amends and replaces the Schedule 13G previously filed with the SEC on September 19, 2012 by Origin Ventures II, L.P., Origin Ventures II Management, LLC, Bruce N. Barron and Steven N. Miller. Two members of the group, Illinois Emerging Technologies Fund, L.P., and IllinoisVentures GP, LLC also have also filed a Schedule 13G, on August 20, 2012 with the SEC; pursuant to Rule 13d-1(k) these entities have elected not to file jointly. One member of the group, Illinois Ventures LLC has also elected not to file jointly.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cortex Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7700 Irvine Center Drive, Suite 750, Irvine, California, 92618.

Item 2.	Identity and Background.

This statement is being filed by Aurora Capital LLC (“Aurora”), a New York limited liability company, on behalf of a group including: Aurora, Aurora Capital Corp., T Morgen Capital LLC, Morgen Krisch, Linda Lippa, Arnold S. Lippa, Jeff E. Margolis, Samyang Optics Co. Ltd. (“Samyang”), Origin Ventures II, L.P. (“Origin”), Origin Ventures II Management, LLC (“Origin Management”), Bruce N. Baron, Steven N. Miller, David R. Carley, Kenneth M. Cohen, Peter Letendre and Steven Chizzik (collectively, the “Reporting Persons” and each a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as an Exhibit hereto (and which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k). Also part of the group, but electing not to file jointly under Rule 13d-1(k), are Illinois Emerging Technologies Fund, LP (“Illinois ET”), IllinoisVentures GP, LLC (“Illinois GP”), and Illinois Ventures LLC (“Illinois LLC”).

Aurora’s principal executive offices are located at 17 Park Avenue, #201, New York, NY 10016. Aurora Capital LLC is a boutique investment bank and securities firm specializing in the life science sector.

Samyang’s principal executive offices are located at 654-4, BONGAM-DONG, MASANHOIWON-GU, CHANGWON-SI, KYOUNGSANGNAM-DO, SOUTH KOREA. Samyang is a global manufacturer of Optical Lens mainly for CCTV and CAMERA. Samyang has been manufacturing Interchangeable DSLR Camera Lens, based on the knowledge and the experiences it has learned since the 1970’s, also manufacturing CCTV lens.

The principal executive offices of Origin and Origin Management are located at 1033 Skokie Blvd., Suite 430, Northbrook, IL, 60062. Origin is a venture capital firm investing in early stage companies.

The principal executive offices of Illinois ET and Illinois GP are located at 20 North Wacker Drive, Suite 1201, Chicago, IL 60606. Illinois ET and Illinois GP are a seed and early-stage technology investment firm focused on research-derived companies in the information technologies, physical sciences, life sciences and clean technology. Illinois ET, Illinois GP and Illinois LLC are not signatories to this Schedule 13D.

The name, business address, present principal occupation or employment and citizenship of each director, manager and executive officer (who is a natural person) of each corporate, limited liability company or partnership Reporting Person is set forth on Schedule A, together with the business address of each. During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the other persons identified on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The citizenship and addresses of natural persons who are Reporting Persons, but not otherwise officers or directors of any of the above entities follows:

David W. Carley – Address: 845 S. Damen Avenue, Suite 215W, Chicago, IL 60612; Citizenship: U.S.A.

Kenneth M. Cohen – Address: c/o Atypical BioCapital Management LLC, 17 Park Avenue, #201, New York, NY 10016; Citizenship: U.S.A.

Peter Letendre – Address: c/o Greyhound Pharmaceutical Consulting, 7345 Lucaya Court, Melbourne, FL 32940; Citizenship: U.S.A.

Steven Chizzik – Address: c/o The Verrazano Group, LLC, 2204 Morris Avenue, Suite 203A, Union, NJ 07083; Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable. No acquisitions of shares have been made in connection with the filing of this Schedule 13D.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

On March 10, 2013, Aurora distributed to the other Reporting Persons a written consent that, if signed by stockholders holding sufficient shares and delivered to the Issuer, would remove four of the Issuer’s five directors and appoint two directors to the Board of Directors of the Issuer (as well as confirming that the filed bylaws of the Issuer remained in place), as permitted under the Issuer’s bylaws and applicable law. Aurora asked each recipient to sign and return the consent if they agreed. It was communicated to each recipient, in the terms of the consent, that the consent could only be effective if holders of a majority of the shares consented. If so, and if the decision was reached to then utilize the consent, each holder would be asked to sign (or prepare) a Schedule 13D with respect to an agreement to vote the shares of the Issuer to remove the directors as set forth in the consent. On March 21, 2013, Aurora had received signed consents sufficient to remove and replace the directors if it chose, and, on the morning of March 22, 2013, Aurora delivered the signed consent to the Issuer. This Schedule 13D is filed on behalf of Reporting Persons, acting as a group for the purposes of voting their shares of the Issuer by written consent to remove and replace certain directors of the Issuer as provided in the written consent. Upon taking office, the new directors, together with the remaining existing director, set the size of the Board of Directors of the Issuer to three.

The Reporting Persons understand that the newly appointed directors may, consistent with their fiduciary duties to the Issuer and its stockholders, explore ways to raise capital, including possibly through the issuance of additional debt or equity, or pursue an extraordinary corporate transaction, such as a reorganization. Each Reporting Person that owns shares of common stock assesses the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, one or all of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of the Issuer’s common stock. Each Reporting Person may also consider participating in any proposal to raise capital or reorganize the Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

Item 5.	Interest in Securities of the Issuer.

(a)(b) The Reporting Persons, together with the other members of the group, collectively beneficially own 73,748,287 shares of Common Stock in the aggregate, representing approximately 51.2% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the group are held as follows:

Aurora currently holds 2,971,792 shares of Common Stock representing 2.1% (based on shares of common stock outstanding). Aurora Capital Corporation, a New York Corporation and T Morgen Capital LLC, a New Jersey LLC, are managing members of Aurora. Mr. Margolis is the Manager and President of Aurora, as well as the sole shareholder and Director of Aurora Capital Corporation. Morgen Krisch, Linda Lippa and Arnold S. Lippa are managers of T Morgen Capital LLC. By virtue of their control of Aurora, Aurora Capital Corporation, T Morgen Capital LLC, Mr. Krisch, Linda Lippa, Arnold Lippa and Mr. Margolis may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by Aurora.

Samyang currently holds 16,422,454 shares of Common Stock representing 11.4% (based on shares of common stock outstanding). It beneficially owns 22,113,831 shares representing 14.77% if its warrants are taken into account, consisting of 16,422,464 shares of common stock and warrants to purchase up to 5,691,367 shares of common stock. Samyang has the sole power to vote and the sole power to dispose of all the shares of Common Stock it owns.

Origin currently holds 24,200,507 shares of Common Stock representing 16.8% (based on shares of common stock outstanding). Origin Management is the General Partner of Origin and Bruce N. Barron and Steven N. Miller are managing directors of Origin Management, and may be deemed to share the right to direct the voting and dispositive control over such stock.

David W. Carley currently holds 1,899,158 shares of Common Stock representing 1.3% (based on shares of common stock outstanding). Kenneth M. Cohen currently holds 656,755 shares of Common Stock representing 0.5% (based on shares of common stock outstanding). Peter Letendre currently holds 684,031 shares of Common Stock representing 0.5% (based on shares of common stock outstanding). Steven Chizzik currently holds 330,199 shares of Common Stock representing 0.2% (based on shares of common stock outstanding). Each of Messrs. Carley, Cohen, Letendre and Chizzik has sole power to vote and the sole power to dispose of the shares he owns.

Illinois ET currently holds 20,334,546 shares of Common Stock representing 14.12% (based on shares of common stock outstanding). Illinois GP is the General Partner of Illinois ET.

Illinois LLC currently holds 6,248,835 shares of Common Stock representing 4.3% (based on shares of common stock outstanding).

For purposes of calculating the percentages set forth in this Item 5, the number of shares of common stock outstanding was 144,041,558 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q filed on August 16, 2012.

(c) Samyang acquired 6,765,466 shares of common stock and a warrant to purchase up to 1,691,367 shares of common stock from Samyang Value Partners Co., Ltd., its wholly-owned subsidiary, by Securities Transfer Agreement on January 21, 2013, as previously reported on its Schedule 13D/A, filed January 22, 2013.

Except as disclosed herein, no other transactions in shares of Common Stock have been effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have agreed to vote their shares, by written consent, for the removal of four of the five existing directors of the Issuer and to appoint two new directors to the Board of Directors of the Issuer, as permitted under the Issuer’s bylaws and applicable law.

Item 7.	Material to be Filed as Exhibits.

Agreement of Joint Filing (filed herewith as Exhibit A)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2013

AURORA CAPITAL LLC

By:	/s/ Jeff E. Margolis
Name: Jeff E. Margolis
Title: President

AURORA CAPITAL CORP.

By:	/s/ Jeff E. Margolis
Name: Jeff E. Margolis
Title: President

T MORGEN CAPITAL LLC

By:	/s/ Arnold S. Lippa
Name: Arnold S. Lippa
Title: Manager

/s/ Morgen Krisch
Morgen Krisch

/s/ Linda Lippa
Linda Lippa

/s/ Arnold S. Lippa
Arnold S. Lippa

/s/ Jeff E. Margolis
Jeff E. Margolis

SAMYANG OPTICS CO. LTD.

By:	/s/ Seung Chan Kim
Name: Seung Chan Kim
Title: Director

ORIGIN VENTURES II, L.P.
By:	Origin Ventures II Management, LLC,
its General Partner

By:	/s/ Bruce N. Barron
Name: Bruce N. Barron
Title: Managing Director

ORIGIN VENTURES II MANAGEMENT, LLC

By:	/s/ Bruce N. Barron
Name: Bruce N. Barron
Title: Managing Director

/s/ Bruce N. Barron
Bruce N. Barron

/s/ Steven N. Miller
Steven N. Miller

/s/ David W. Carley
David W. Carley

/s/ Kenneth M. Cohen
Kenneth M. Cohen

/s/ Peter Letendre
Peter Letendre

/s/ Steven Chizzik
Steven Chizzik

Schedule A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF

CERTAIN REPORTING PERSONS

1. The name of each director and principal officer of Samyang Optics Co, Ltd. is set forth below, together with the present principal occupation and citizenship of each listed person.

Samyang Optics Co., Ltd.

Name	Present Principal Occupation	Citizenship
Seung Chan Kim	Corporate Director	Republic of Korea
Moon Young Chung	Corporate Director	Republic of Korea
Myoung Gun Han	Corporate Director	Republic of Korea
Young Sub Won	Corporate Director	Republic of Korea
Whan Seok Yoo	Corporate Director	Republic of Korea
Tae Woong Ha	Corporate Director	Republic of Korea
Hyoung Gyu Lee	Corporate Director	Republic of Korea

The current business address of each Samyang Director and principal officer is 654-4 Bongamdong, Masanhoiwongu, Changwonsi, South Korea.

2. The name of each director and principal officer of Aurora Capital Corporation is set forth below, together with the present principal occupation and citizenship of each listed person.

Aurora Capital Corporation

Name	Present Principal Occupation	Citizenship
Jeff E. Margolis	Corporate Director, President	U.S.A.

The current business address of each Director and principal officer is c/o Aurora Capital LLC, 17 Park Avenue, #201, New York, NY 10016.

3. The name of each manager of T Morgen Capital LLC is set forth below, together with the present principal occupation and citizenship of each listed person.

T Morgen Capital LLC

Name	Present Principal Occupation	Citizenship
Morgan Krisch	Manager	U.S.A.
Linda Lippa	Manager	U.S.A.
Arnold S. Lippa	Manager	U.S.A.

The current business address of each Manager is c/o Aurora Capital LLC, 17 Park Avenue, #201, New York, NY 10016.

4. The name of each manager of Origin Ventures II Management, LLC is set forth below, together with the present principal occupation and citizenship of each listed person.

Origin Ventures II Management, LLC

Name	Present Principal Occupation	Citizenship
Bruce N. Barron	Managing Director	U.S.A.
Steven N. Miller	Managing Director	U.S.A.

The current business address of each Managing Director is c/o Origin Ventures II Management, LLC, 1033 Skokie Blvd., Suite 430, Northbrook, IL, 60062.

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) this statement on Schedule 13D, and any amendments or supplements thereto required or permitted under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with understanding and agreement by the undersigned, as described herein, with respect to the voting of the common stock of Cortex Pharmaceuticals, Inc. For that purpose, the undersigned hereby constitute and appoint Aurora Capital LLC, a New York limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and of the Securities Exchange Act of 1934, as amended, in connection with said action, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 22, 2013

AURORA CAPITAL LLC

By:	/s/ Jeff E. Margolis
Name: Jeff E. Margolis
Title: President

AURORA CAPITAL CORP.

By:	/s/ Jeff E. Margolis
Name: Jeff E. Margolis
Title: President

T MORGEN CAPITAL LLC

By:	/s/ Arnold S. Lippa
Name: Arnold S. Lippa
Title: Manager

/s/ Morgen Krisch
Morgen Krisch

/s/ Linda Lippa
Linda Lippa

/s/ Arnold S. Lippa
Arnold S. Lippa

/s/ Jeff E. Margolis
Jeff E. Margolis

SAMYANG OPTICS CO. LTD.

By:	/s/ Seung Chan Kim
Name: Seung Chan Kim
Title: Director

ORIGIN VENTURES II, L.P.
By: Origin Ventures II Management, LLC,
its General Partner

By:	/s/ Bruce N. Barron
Name: Bruce N. Barron
Title: Managing Director

ORIGIN VENTURES II MANAGEMENT, LLC

By:	/s/ Bruce N. Barron
Name: Bruce N. Barron
Title: Managing Director

/s/ Bruce N. Barron
Bruce N. Barron

/s/ Steven N. Miller
Steven N. Miller

/s/ David W. Carley
David W. Carley

/s/ Kenneth M. Cohen
Kenneth M. Cohen

/s/ Peter Letendre
Peter Letendre

/s/ Steven Chizzik
Steven Chizzik